

August 5, 2022

Erik Young
Senior Vice President, Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

> **Re: PBF Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated July 28, 2022**
> **File No. 001-35764**

Dear Mr. Young:

 We have reviewed your July 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Form 10-K Filed February 17, 2022

Risk Factors, page 28

1. We note the revised disclosure you intend to provide in response to prior comment 2. Please further revise to more clearly explain the potential impact to the company of litigation risks related to climate change. For example, you state that you operate in jurisdictions where large and unpredictable damage awards may occur in the context of litigation and that private plaintiffs may initiate legal action against you for alleged environmental impacts to obtain monetary awards, but you do not appear to specifically refer to climate change or explain how you would be affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

2.   We note your response to prior comment 4 and reissue it in part. Consistent with our prior comment, please revise to provide disclosure explaining the possible consequences to your operations or results if your customers or suppliers are impacted by severe weather events.

In addition, as previously requested, provide us with quantitative information regarding the cost of insurance for the periods for which financial statements are presented in your Form 10-K and tell us whether changes are expected in future periods.

 Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Laura Adamo